UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2007

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the Transition Period from ............. to .............

COMMISSION FILE NUMBER 1-12333

Iomega Retirement and Investment Savings Plan

(Full title of the plan)

Iomega Corporation

(Name of issuer of the securities held in the plan)

10955 Vista Sorrento Parkway, San Diego, CA 92130

(Address of principal executive offices)

(858) 314-7000

(Registrant’s telephone number, including area code)

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2007 and 2006 and for the

Year Ended December 31, 2007

Together With Report of

Independent Registered Public Accounting Firm

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

Note: Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

The Steering Committee and Participants of the

Iomega Retirement and Investment Savings Plan

San Diego, California:

We have audited the accompanying statements of net assets available for benefits of the Iomega Retirement and Investment Savings Plan (“Plan”) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
BDO Seidman, LLP

Costa Mesa, California

June 25, 2008

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2007	2006

Investments, at Fair Value as Determined by Quoted Market Price	$42,572,944	$41,398,402

Investments at Estimated Fair Value	1,324,557	1,534,825

Participant Loans	196,149	112,518

Total Investments at Fair Value	44,093,650	43,045,745

Adjustments from fair value to contract value for fully benefit responsive investment contracts (common collective trust)	14,395	15,426

Net Assets Available for Benefits	$44,108,045	$43,061,171

The accompanying notes to financial statements are

an integral part of these statements.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

Additions to Net Assets:
Contributions:
Employee	$1,356,717
Employer	589,985
Rollovers	80,691

Total contributions	2,027,393

Investment Income:
Interest and dividends	2,992,818
Net realized and unrealized appreciation in fair value of investments	1,611,638

Total investment income, net	4,604,456

Total additions, net	6,631,849

Reductions in Net Assets:
Distributions to participants	(5,563,527)
Administrative fees	(21,448)

Total reductions	(5,584,975)

Net increase in net assets available for benefits	1,046,874

Net Assets Available for Benefits at beginning of year	43,061,171

Net Assets Available for Benefits at end of year	$44,108,045

The accompanying notes to financial statements are

an integral part of these statements.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(1) Plan Description

General

Iomega Corporation (“Iomega”) adopted the Iomega Retirement and Investment Savings Plan (the “Plan”) effective July 1, 1985. The terms “Iomega”, “we” and “us” refer to Iomega Corporation, unless the context otherwise specifies. The Plan is a defined contribution plan and was established to provide employees an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees’ dependents and beneficiaries. Fidelity Management Trust Company (“Fidelity”) serves as trustee and custodian of the Plan. Iomega administers the Plan through the use of a steering committee comprised of various members of management with the assistance of an external administrative consultant.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On June 9, 2008, EMC Corporation completed their tender offer to purchase the outstanding share of common stock of Iomega. In connection with this acquisition, the Plan will be merged with the EMC Corporation 401(K) Savings Plan (“EMC Plan”). The merger date and vesting is still to be determined.

Eligibility, Contributions, Participant Accounts and Benefits

Full-time or part-time employees who have attained 19 years of age are eligible to participate in the Plan on their first day of employment. Each employee is required to make an election to participate in the Plan. At that time, each participant elects both the contribution amount and its allocation to the various investment funds within the Plan. Elected contribution percentages can range from 2 percent to 50 percent of qualifying gross compensation (base compensation and any bonus or profit sharing payments) on a before-tax basis, subject to IRS limitations.

Employer matching contributions consist of a basic match of up to $750 per participant, an additional basic match of 60 percent of a participant’s contributions over $750 up to 8 percent of eligible earnings and a discretionary performance match with a range from 0 percent to 3 percent of eligible earnings, subject to limits imposed by the IRS. The employer contributions for the basic and additional basic match for 2007 were $589,985. There was no discretionary performance match in 2007. The allocation of employer contributions are directed by the participant based on the employee contribution allocation to the Plan funds. After two years of service, employees become fully vested in all matching contributions. Until the completion of two years of service, employees are not vested in matching contributions. On July 18, 2005, our Compensation Committee approved an amendment to the Plan. The Amendment allows us, at our discretion at any time, or from time to time, to change, suspend or eliminate the employer matching contributions by changing the matching percentages and/or the dollar or percentage limits on the compensation eligible to be matched. This Amendment is effective for all compensation eligible to be matched after July 18, 2005.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

(1) Plan Description (Continued)

Eligibility, Contributions, Participant Accounts and Benefits (Continued)

Each participant account is credited with the participant’s contribution and an allocation of (a) the employer’s matching contribution and (b) Plan net earnings which include an allocation of certain administrative expenses. Allocations of matching contributions are based on participant’s contributions, as defined. Allocations of Plan net earnings and administrative expenses, when applicable, are based on participant’s account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in their account balance.

Benefits are normally paid upon retirement, death, disability or other termination. Upon termination of service, for any reason, participants may elect to roll over or direct transfer into another employer’s qualified plan or an IRA, receive payment from their accounts in a lump sum, periodic installments or under certain circumstances, an annuity. Participants with a vested account balance exceeding $1,000, whose employment with us has been terminated, have the option of leaving their money in the Plan. Employee participants may only withdraw funds from the Plan pursuant to specific restrictions set forth in the Plan document.

Investment Options

Employees can currently direct their contributions into any of 27 different investment options. The Iomega Common Stock Fund, effective as of the close of business (normally 4 p.m. ET) on September 15, 2006, was closed (frozen) to new contributions (including loan repayments) and exchanges in. After September 15, 2006, existing balances remained invested in this fund until August 17, 2007, but no new contributions were allowed. The Iomega Common Stock Fund was removed from the 401(k) Plan and was no longer an available investment option on August 17, 2007. No sales charge is levied on the funds managed by Fidelity; however, an annual fee is charged by Fidelity to cover the operating expenses of each fund including the investment advisory fee. This fee is deducted from the investment return of each fund.

Participant Loans

Participant loans consist of promissory notes executed by participants. With the Plan’s consent, a participant may borrow from his or her account up to the lesser of $50,000 or 50 percent of the participant’s vested account balance. The outstanding balance of all prior loans under the Plan or any other plan maintained by Iomega or its affiliates reduces the amount available for future loans. Moreover, the $50,000 limit is reduced by the amount of any loan repayments made during the most recent 12 months. The minimum amount for any loan is $1,000. As of December 31, 2007, outstanding loans bore interest at rates ranging from 6.75% to 10.25%. Such interest rates are generally based on the prime rate plus 2%. Loans must be repaid within five years, except for loans used to acquire a principal residence which must be repaid over a reasonable period of time generally not to exceed 10 years. All loans, regardless of term, become due and payable when the participant’s employment with us terminates.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

(1) Plan Description (Continued)

Termination of the Plan

Although it has not expressed its intent to do so, Iomega may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. In the event the Plan is terminated, participants would become 100% vested. See previous discussion regarding the Plan’s merger with the EMC Plan.

(2) Summary of Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis in accordance with accounting principles generally accepted in the United States of America. Distributions to participants are recorded when paid.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (“FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts and the adjustments from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

(2) Summary of Accounting Policies (Continued)

Investment Valuation and Income Recognition

Mutual funds are valued at net asset value as reported by the fund (quoted market prices). Iomega Common Stock Fund shares which are traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments in common collective trust funds (Fidelity Managed Income Portfolio) are stated at fair value, which have been determined based on the value of the underlying investments and are expressed in units. The common collective trust funds consist primarily of fully benefit-responsive investments contracts. Unit values are determined by the organization sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at each valuation date. Participant loans are reported at book value, which approximates fair value.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year and the related fair value on the day investments are sold with respect to realized appreciation (depreciation) or on the last day of the year for unrealized appreciation (depreciation).

Forfeitures

Non-vested benefits which are forfeited are utilized to reduce our contributions to the Plan. During the year ended December 31, 2007, we utilized $105,442 of forfeitures to reduce contributions to the Plan. As of December 31, 2007 and 2006, $94,672 and $95,263, respectively, of forfeitures, included in the Retirement Money Market Portfolio in the accompanying financial statements, had not yet been utilized by us.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Per the Plan document, the administrative expenses of the Plan may be paid by us or from Plan assets. We have been paying the administrative expenses relating to the investment and management of Plan funds, including legal and accounting fees, except operating expenses of the investment funds which are deducted directly from investment returns by Fidelity (as noted in “Investment Options”). Participant maintenance fees related to account balances maintained by former employees are paid for out of these former employees’ accounts. Loan origination and loan maintenance fees are deducted from participants’ accounts who have taken out loans. These amounts are recorded in “administration fees” in the accompanying financial statements.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

(2) Summary of Accounting Policies (Continued)

Recent Accounting Pronouncement

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), “Fair Value Measurements.” SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS 157 to have an impact on the Plan’s financial statements.

(3) Investments

During 2007, the net realized and unrealized appreciation in the fair value of investments were as follows:

Net Change in Fair Value:

Investments Valued at Fair Value as Determined by Quoted Market Prices:
Mutual Funds	$1,471,885
Iomega Stock Fund	139,753

1,611,638

Investments Valued at Estimated Fair Value:
Common Collective Trust (Managed Income Portfolio)	-

Net Realized and Unrealized Appreciation in Fair Value of Investments	$1,611,638

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

(3) Investments (Continued)

The following table presents the fair values of investments.

	As of December 31,
	2007		2006
Investments, at Fair Value as Determined by Quoted Market Price:
Fidelity Contrafund	$13,877,868	*	$13,173,425	*
Fidelity Diversified International Fund	3,404,871	*	2,810,164	*
American Beacon Fund Lg Cap Value PlanAhd	3,156,612	*	296,614
Spartan U.S. Equity Index Portfolio	2,824,284	*	3,252,003	*
Fidelity Magellan Fund	2,551,719	*	2,562,770	*
Fidelity Export and Multinational Fund	2,507,058	*	2,157,094	*
Other Mutual Funds	14,250,532		16,656,340
Iomega Stock Fund	-		489,992

	42,572,944		41,398,402

Investments, at Estimated Fair Value:
Fidelity Managed Income Portfolio	1,324,557		1,534,825

Investments, at Cost, Which Approximates Fair Value
Participant Loans	196,149		112,518

Total Investments	$44,093,650		$43,045,745

* Investments that represent 5% or more of the Plan’s net assets.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

(4) Tax Status

The Plan is subject to ERISA and certain provisions of the Internal Revenue Code (“IRC”). The Plan is intended to qualify under Section 401(a) of the IRC. The IRS issued a favorable determination letter dated February 13, 2001, ruling that the Plan was designed in accordance with applicable IRC requirements as of that date. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan’s steering committee and legal counsel believe that the Plan, as amended, is qualified and continues to be designed and operated in accordance with applicable IRC requirements. An operational failure was discovered, that has no material impact on the financial statements of the Plan. This failure is currently being resolved with the assistance of ERISA counsel.

(5) Party-in-Interest

The Plan engages in certain transactions involving Fidelity, the Plan’s trustee and custodian, and Iomega, the Plan’s sponsor. Both Fidelity and Iomega are parties-in-interest as defined by ERISA. These transactions involve the purchase and sale of Iomega’s common stock and investing Plan monies in mutual funds and common collective trust funds managed by Fidelity. Fees paid to Fidelity for the year ended December 31, 2007 were not material. Investments managed by Fidelity amounted to $35,107,353 and $36,119,778 as of December 31, 2007 and 2006, respectively. Investments in Iomega common stock amounted to $0 and $489,992 as of December 31, 2007 and 2006, respectively.

(6) Risks and Uncertainties

The Plan provides for investments in certain investment securities. These securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

The Plan invests in various investment options that invest in securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. Companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

(7) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2007	2006
Net assets available for benefits, per the financial statements	$44,108,045	$43,061,171

Adjustments from contract value to fair value for fully benefit responsive investment contracts (common collective trust)	(14,395)	(15,426)

Net assets available for benefits per the Form 5500	$44,093,650	$43,045,745

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31:

2007
Total increase in net assets available for benefits per the financial statements	$1,046,874

Less: Adjustments from contract value to fair value for fully benefit responsive investment contracts (common collective trust) as of December 31, 2007	(14,395)

Add: Adjustments from contract value to fair value for fully benefit responsive investment contracts (common collective trust) as of December 31, 2006	15,426

Total increase in net assets available for benefits per the Form 5500	$1,047,905

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

FORM 5500 - SCHEDULE H, PART IV - LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

Plan Number: 001

EIN Number: 86-0385884

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost ***	(e) Current Value
*	Fidelity Management Trust Company	Fidelity Contrafund – 189,822 units		$13,877,868	**

*	Fidelity Management Trust Company	Fidelity Diversified International Fund – 85,335 units		3,404,871	**

	American Beacon Funds	American Beacon Lg Cap Value PlanAhd – 140,983 units		3,156,612	**

	Spartan U.S. Equity Index Fund	Spartan U.S. Equity Index Portfolio – 54,418 units		2,824,284	**

*	Fidelity Management Trust Company	Fidelity Magellan Fund – 27,184 units		2,551,719	**

*	Fidelity Management Trust Company	Fidelity Export and Multinational Fund – 97,437 units		2,507,058	**

*	Fidelity Management Trust Company	Fidelity Retirement Money Market Portfolio – 2,193,246 units		2,193,246

*	Fidelity Management Trust Company	Fidelity Low Priced Stock Fund – 52,537 units		2,160,836

*	Fidelity Management Trust Company	Fidelity U.S. Bond Index Fund – 176,393 units		1,920,917

*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio – 1,338,951 units of common collective trust		1,324,557

*	Fidelity Management Trust Company	Fidelity Freedom 2020 Fund – 84,478 units		1,335,592

*	Fidelity Management Trust Company	Fidelity Real Estate Investment Portfolio – 25,625 units		665,745

	Alger Institutional Funds	Alger MidCap Growth Institutional Portfolio – 52,133 units		995,742

	Oakmark Funds	Oakmark Select Fund – 30,539 units		777,515

*	Fidelity Management Trust Company	Fidelity Freedom 2025 Fund – 58,514 units		771,217

	Ariel Mutual Funds	Ariel Fund – 16,339 units		757,966

*	Fidelity Management Trust Company	Fidelity Short-Term Bond Portfolio – 58,387 units		502,130

*	Fidelity Management Trust Company	Fidelity Freedom 2035 Fund – 27,336 units		373,961

*	Fidelity Management Trust Company	Fidelity Freedom 2015 Fund – 28,251 units		352,292

*	Fidelity Management Trust Company	Fidelity Freedom 2030 Fund – 17,632 units		291,284

*	Fidelity Management Trust Company	Fidelity Freedom 2010 Fund – 19,387 units		287,316

	The Boston Company	The Boston Company Small Cap Value Fund – 12,649 units		278,029

*	Fidelity Management Trust Company	Royce Value Plus Service Fund – 17,357 units		239,699

*	Fidelity Management Trust Company	Fidelity Freedom 2040 Fund – 16,204 units		157,670

*	Fidelity Management Trust Company	Fidelity Freedom Income Fund – 12,812 units		146,699

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

FORM 5500 - SCHEDULE H, PART IV - LINE 4i – SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

AS OF DECEMBER 31, 2007

*	Fidelity Management Trust Company	Fidelity Freedom 2005 Fund – 3,393 units	40,001

*	Fidelity Management Trust Company	Fidelity U.S. Government Reserves Fund – 2,675 units	2,675

*	Fidelity Management Trust Company	Participant loans – Interest rates ranging from 6.75% to 10.25%	196,149

	Total		$44,093,650

*	Denotes party-in-interest.
**	Represents 5% or more of the fair value of net assets available for benefits.
***	Cost information is not required under ERISA as the investment options are participant directed.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN
(Name of Plan)

____________	/s/ Sheree Lupton
Dated: June 25, 2008	Sheree Lupton
Director, Human Resources

IOMEGA RETIREMENT AND INVESTMENT SAVINGS PLAN

EXHIBIT INDEX

The following exhibit is filed as part of this Annual Report on Form 11-K:

Exhibit Number	Description

23.2	Consent of Independent Registered Public Accounting Firm – BDO Seidman, LLP